UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F  x                       Form 40-F
                         ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No  x
                   ---                               ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

                                                         In the U.S.
    In Mexico                                         Breakstone & Ruth
       ASUR                    ASUR                     International
Lic. Adolfo Castro   AEROPUERTOS DEL SURESTE           Susan Borinelli
 (52) 55-5284-0408                                     (646) 526-7018
acastro@asur.com.mx                             sborinelli@breakstoneruth.com





         ASUR Announces Total Passenger Traffic up 20.2% Year over Year


Mexico City, March 8, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:
ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of February 2004 increased by 20.2 percent when compared to February 2003.

All figures in this announcement reflect comparisons between the 29-day period starting February 1 through February 29, 2004 and the 28-day period ended February 28, 2003. Transit and general aviation passengers are excluded.


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Airport                February 2003         February 2004         % Change
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Cancun                    707,486                869,213              22.9
Cozumel                    43,342                 55,727              28.6
Huatulco                   20,707                 21,957               6.0
Merida                     63,401                 71,022              12.0
Minatitlan                  9,652                 10,142               5.1
Oaxaca                     36,961                 43,783              18.5
Tapachula                  14,304                 14,898               4.2
Veracruz                   40,520                 39,352              (2.9)
Villahermosa               41,567                 49,541              19.2
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ASUR Total                 977,940              1,175,635             20.2%
================================================================================



About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       ------------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: March 9, 2004